FROM : Securities Services 309-2579 PHONE NO. : 604 807 5658 Mar. 28 2005 12:38PM P1

FORM 55-102F6 12g 82-1606

INSIDER REPORT

(See instructions on the back of this report)



Notice – Collection and Use of Person... for purposes of the administration and enf... Some of the required information will be n... disclosed to any person or company exce... may contact the securities regulatory aut...

05007138

...his form is collected on behalf of and used by the securities regulatory authorities set out below ... British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. ...the jurisdictions indicated above. Other required information will remain confidential and will not be ...horized representatives. If you have any questions about the collection and use of this information, you ...n is filed, at the address(es) or telephone number(s) set out on the back of this report.

SUPPL

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL WAYSIDE GOLD MINES LTD

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 8

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES ☐ NO ☐

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 10 03 05

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

BOX 3. NAME, ... THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: REES

GIVEN NAMES: ANDREW H

NO. STREET APT: 305-455 GRANVILLE STREET

CITY: VANCOUVER

PROV: BC POSTAL CODE: V6C1T1

BUSINESS TELEPHONE NUMBER: 604-669-6463

BUSINESS FAX NUMBER: 604-669-3041

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES ☐ NO ☐

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☑ ALBERTA
- ☑ BRITISH COLUMBIA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUÉBEC
- ☐ SASKATCHEWAN

+ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	1010000							1010000	1	
WARRANTS	200000							200000	1	
COMMON	325000	17 03 05	10		28000	.075		297000	1	

PROCESSED APR 11 2005 THOMSON FINANCIAL

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

dlw 4/11

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ANDREW REES

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 28 03 05